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Exhibit (a)(5)(D)

May 26, 2009

NOTICE TO OPTIONEES REGARDING THE MERGER

        As you may know, IDM Pharma, Inc. (the "Company") has entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among Takeda America Holdings, Inc., a New York corporation ("Parent"), and Jade Subsidiary Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("Purchaser"), and the Company, pursuant to which Purchaser has commenced a tender offer (the "Offer") for the Company's common stock. Assuming the successful completion of such tender offer (the "Offer Completion"), upon the terms and subject to the conditions of the Merger Agreement, Purchaser will merge with and into the Company and the Company will survive the merger as a wholly owned subsidiary of Parent (the "Merger"). The closing of the Merger (the "Merger Closing") is currently expected to occur in late June or early July 2009 but the timing of the Merger Closing is not set and may change based on certain factors outside the control of the Company.

        You currently hold one or more options (the "Options") to purchase shares of the Company's common stock under one of the Company's equity incentive plans (the "Equity Plans"). Because the Merger Agreement does not provide for the assumption or substitution of the Options in the Merger, the vesting of all unvested Options will accelerate and all unvested options will become fully vested upon the Offer Completion, and will automatically terminate if not exercised prior to the Merger Closing in accordance with the terms of the Equity Plans.

  For Options With Exercise Prices Less Than $2.64 Per Share:

          The Company has approved a "net exercise" or "cashless exercise" program for Options that have exercise prices below $2.64 per share, which is the price Purchaser is offering for the shares of the Company's common stock in the Offer and the Merger. A net exercise program allows you to exercise your Options on a net, or cashless, basis. In a net, or cashless, exercise, you will not have to pay the exercise price of your Options at the time of exercise. In lieu of paying the exercise price, your Option will be cancelled and converted into shares of Company common stock having a value equal to the difference between the value of the shares issuable upon exercise of the Option and the aggregate Option exercise price. Thus, the number of shares you will receive upon a net exercise will be reduced by a number of shares of Company common stock sufficient to cover the exercise price. In order to calculate how many shares are necessary to cover the exercise price, the shares will be valued at the same price as the shares of common stock are valued in the Merger ($2.64 per share).

          The following example illustrates how the net exercise will work. Assume you have Options to purchase 10,000 shares of Company common stock with an exercise price of $1.00 per share. Instead of paying $10,000 in cash (the exercise price) and receiving 10,000 shares of the Company's common stock you exercise your Options pursuant to a net exercise. This means that you won't have to make any cash payment, and you will receive the same net amount you would have received following payment of the $2.64 per share in the Merger for the shares received upon net exercise of your Option as if you had exercised your Options with a cash payment of the exercise price and then sold the resulting shares in the Merger.

        Example:

Regular Exercise	Net Exercise
Cash payment of $10,000 exercise price	3,788 shares used for exercise price (3,788 × $2.64 = $10,000.32)
10,000 shares issued	6,212 shares issued (plus $0.32 credit) (options for 10,000 shares - 3,788 shares used for exercise price = 6,212 shares)
$26,400 payment for shares issued upon exercise of the Option (10,000 shares × $2.64)	$16,399.68 payment for shares issued upon exercise of the Option (6,212 shares × $2.64)
Less $10,000 exercise price	Plus $0.32 credit
Net Amount Received: $16,400.00	Net Amount Received: $16,400.00

          In connection with the Merger, each share of the Company's common stock outstanding at the time of the Merger that you hold pursuant to the exercise of your Options will be converted into the right to receive $2.64 in cash (the "Option Consideration"). All Option Consideration will be paid without interest and subject to any applicable federal and state income and employment withholding taxes. If you effectively exercise your Options following the Offer Completion and you are a current or former employee of the Company, federal and state income and employment taxes will be withheld from the Option Consideration (regardless of whether each exercised Option was an incentive stock option or nonstatutory stock option).

          Please also note that you may exercise the vested portion of your Options prior to the Offer Completion (currently expected to occur sometime after the 20th business day following the commencement of the Offer) and the Company will process your Option exercise according to its normal procedures (i.e., if you are a current or former employee and you exercise an incentive stock option with cash or a check the Company will not withhold income or employment taxes). If you exercise the vested portion of your Options and you still hold any unvested Options at the time of the Offer Completion, the unvested Options will accelerate and become fully vested at that time and you will be eligible to participate in the net exercise program described above with respect to such Options.

          Any unexercised Options will be cancelled at the Merger Closing without payment.

          To exercise all your outstanding Options that have exercise prices below $2.64 per share pursuant to a net exercise following the Offer Completion and contingent upon and effective immediately prior to the Merger Closing, please complete the attached Notice of Exercise and deliver it to Jackie Fritz at your earliest convenience.

          If you complete the attached Notice of Exercise and timely deliver it to the Company but for any reason either the Offer Completion or the Merger Closing does not occur, your Options will not be exercised and will be subject to the same terms and conditions otherwise in effect with respect to such Options.

          If you have any questions regarding this matter or to obtain a free copy of the Merger Agreement, please feel free to contact Jackie Fritz, Director Human Resources, at (949) 470-6407 or jfritz@idm-pharma.com.

 NOTICE OF EXERCISE

IDM Pharma, Inc.
9 Parker Ave, Suite 100
Irvine, CA 92618

Date of Notice:

Ladies and Gentlemen:

        This constitutes notice that I hereby elect to exercise all my outstanding IDM Pharma, Inc. stock options that have exercise prices below $2.64 per share, subject to and effective immediately prior to the Merger Closing, pursuant to net exercise, whereby such options will be cancelled and converted into shares of Company common stock having a value equal to the difference between the value of the shares issuable upon exercise of the options ($2.64 per share) and the aggregate option exercise price. Capitalized terms are defined in that certain Notice To Optionees Regarding The Merger to which this Notice of Exercise was attached dated May 26, 2009.

        By this exercise, I agree to provide such additional documents as you may require pursuant to the terms of the equity incentive plan under which the option was granted. I also agree to provide for the payment by me to you of your withholding obligation, if any, relating to the exercise of my options, by your withholding the applicable amounts from the Option Consideration otherwise payable to me following the Merger Closing in consideration for the shares of common stock issuable to me upon exercise of my options.

Very truly yours,
Name:

Signature:

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  Exhibit (a)(5)(D)
NOTICE OF EXERCISE